Exhibit 99.1
Hemosol Corp. receives NASDAQ notice regarding receivership proceedings and minimum market value requirements
TORONTO, Ontario (December 12, 2005) — Hemosol Corp. (NASDAQ: HMSLQ, TSX: HML) today announced that it received a NASDAQ Staff Determination letter dated December 6, 2005 indicating that the Company is not in compliance with both (a) the NASDAQ requirements set forth in NASDAQ Marketplace Rules 4300 and 4340 as a result of the Company’s bankruptcy and insolvency proceedings and (b) the NASDAQ requirements with respect to governance set forth in NASDAQ Marketplace Rules 4350(c)(1), 4350(c)(3), 4350(c)(4)(A) and 4350(d)(2) as a result of the resignation of the Company’s directors in connection with such proceedings. Furthermore the letter indicates that each of the deficiencies and the bankruptcy and insolvency proceedings are a separate basis for delisting the Company’s common shares and accordingly the shares would be delisted on December 15, 2005, unless the Company requested a hearing in accordance with NASDAQ Marketplace Rule 4800. Finally as a result of the Company’s bankruptcy and insolvency proceedings, the trading symbol for the Company’s common shares was changed from HMSL to HMSLQ effective Thursday, December 8, 2005.
The Company received a further NASDAQ notice dated December 8, 2005 indicating that for the last 30 consecutive trading days the Company’s common shares have not maintained a minimum market value of publicly held shares of US$5,000,000 and as a result the Company is not in compliance with the NASDAQ requirements set forth in NASDAQ Marketplace Rule 4450(a)(2). The Company was provided a period of 90 calendar days to regain compliance.
The Company has determined it will not request a hearing to appeal NASDAQ’s determination to delist its securities or the failure to maintain the minimum market value and as a result the Company’s shares will be delisted from the Nasdaq Stock Market on December 15, 2005. The Company’s securities may trade on the OTC Bulletin Board provided a market marker makes the necessary application or the “Pink Sheets” although there can be no guarantee that trading will be available.
The Company’s shares continue to be listed and trade on the Toronto Stock Exchange.
About Hemosol
Hemosol is an integrated biopharmaceutical developer and manufacturer of biologics, particularly blood-related protein based therapeutics.
For more information visit Hemosol’s website at www.hemosol.com. Information in respect of the receivership is available at www.pwc.com/brs-hemosol
Certain statements concerning Hemosol’s future prospects are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol’s continued viability as a going concern; the risk that Hemosol may not become profitable; the Receiver’s ability to complete a transaction pursuant to the terms of the Order; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.